Mail Stop 4561


      June 22, 2006



James C. Ackerly
President
Splinternet Holdings, Inc.
535 Connecticut Avenue
Norwalk, Connecticut 06854

Re:	Splinternet Holdings, Inc.
      Registration Statement on Form SB-2
      Filed on June 1, 2006
      File No. 333-134658

Dear Mr. Ackerly:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. We note that your securities will be sold on a continuous basis.
As a result, please add a Rule 415 box to the facing page of your registration statement noting that the securities being registered on your Form SB-2 are being offered on a delayed or continuous basis. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section D, paragraph 36.

Calculation of Registration Fee
2. We note the reference in footnote 2, and in other places in your document, to the share exchange between Splinternet Holdings, Inc., and Splinternet Communication which occurred on April 3, 2006. Please advise us as to the exemption or exemptions upon which you relied for the exchange, and provide us with the analysis whereby you determined the exemption(s) appropriate.

General
3. Please provide us with copies of any graphics, maps,
photographs,
and related captions or other artwork including logos that you intend
to use in the prospectus.
4. Please provide us with highlighted copies of any study or report
that you cite or on which you rely.  For example, we note on page
31
that you refer to statistics obtained International Data Corp. Confirm with us that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, if the reports were prepared for you, please file the experts` consents as
Exhibits.

Prospectus Cover Page
5. Please revise to remove defined terms from your prospectus cover page. Refer to Item 421(d) of Regulation C.
6. Please revise the cover page to include a price at which the selling stockholders may resell their shares of common stock until a market develops on the OTC Bulletin Board.
7. Please identify any selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation.
8. If any of the selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
9. Please revise paragraph four to highlight the reference to the risk factors section by the use of prominent type or in some other manner. Refer to Item 501(a)(5) of Regulation S-B.

Prospectus Summary
10. Please advise us whether or not you have a web address. If you do, please include the address in your summary section. See Item 101(c)(3) of Regulation S-B.
11. The summary should provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the information in the summary is repeated in, and more appropriate for, the body of the prospectus. For example, disclosure relating to the features Splinternet offers are repeated on pages 29 and 32. Please revise to delete repetitious disclosure. If you wish to retain information about the features you offer, and your wholesale and retail strategies, please limit the disclosure to a brief summary rather than the detailed disclosure you currently provide. In addition, please supplement references to your strategies with information regarding your current operations, including the percentage of your revenues that relate to your retail business versus your wholesale business and reference any material "strategic relationships" you already have.
12. Please revise paragraph two on page 5 to explain what it means to function as a "white label."
13. If you retain disclosure relating to your wholesale business strategy on page 5, please revise to explain why it might not be possible for an international long distance carrier to purchase minutes directly from a local carrier.

Risk Factors - page 8
14. Please revise the introductory paragraph to reference a prospectus, as opposed to a memorandum.
15. Please add risk factors to discuss the following:

* The limited usefulness of your historical financial statements as you have changed you business focus from wholesale to resale and have lost your largest wholesale customer; and
* The impact on your results from the loss of your largest customer.

We have had limited revenues thus far - page 8
16. Please revise to include a discussion of the significant drop in your first quarter 2006 revenues.
17. Please revise paragraph two to reference purchasers, as opposed to "prospective subscribers."

We are dependent on strategic relationships. - page 13
18. As currently drafted, this risk factor is sufficiently generic as to apply to virtually any company. Please revise to express the risk specific to Splinternet Holdings, Inc. If you are unable to identify a specific risk, consider omitting the generic risk factor.

The existence of outstanding warrants may harm our ability to obtain additional financing and their exercise will result in dilution to your interests. - page 16
19. Please advise us of the transaction details of the warrant issuance. We note that 1,607,250 of the warrant shares we issued to
Atheneum Capital and the Mountain View Trust, as disclosed in Item
28.
20. Please revise to explain more fully why your ability to obtain future financing would be subject to harm while the warrants are outstanding. In addition, please disclose the exercise price of the warrants and the relationship of the price to the offering price that you will disclose on the prospectus cover page.




Penny stock regulations may impose certain restrictions on marketability of the company`s securities. - page 17
21. Please revise the introductory sentence to clarify that there is currently no plan to have your common stock quoted on the OTC-BB.

Determination of Offering Price - page 18
22. Please revise paragraph two to clarify that the application of a market maker is necessary to have your common stock quoted on the OTC-BB, as opposed to the company making such application on its own behalf.
23. Please disclose the offering price in this section of your document, as well as the per share sales price (on a post-exchange basis) from your private placement.

Plan of Distribution - page 22
24. Please revise the first paragraph of this section to clarify that the shares will be offered at a fixed price until they are quoted on the OTC-BB.

Principal Stockholders and Holdings of Management - page 25
25. Please clarify whether the number of shares owned includes shares underlying the warrants.

Experts - page 28
26. Please revise here or elsewhere in the prospectus that Feldman Weinstein LLP has or will issue an opinion regarding the legality of the shares.

Business - page 28
27. Please revise to include the basis for the following
statement:
"The volume of data traffic has already eclipsed voice traffic and is
growing much faster than voice." (page 30).
28. We note disclosure on page 38 regarding a sales increase of
614%
due to increased wholesale opportunities in Central America, as well as to the cessation of operations of your primary customer, Contelca.
Please revise your business section, as applicable, to disclose your dependence on one or a few major customers. Refer to Item 101(a)(6)
of Regulation S-B.


Customer and Technical Support - page 33
29. Please revise to explain what a "technical point of presence" consists of.

Intellectual Property -  page 36
30. Your disclosure indicates that you have developed proprietary software. However, there is no mention of this software in your financial statements. Please clarify how you have accounted for your costs of developing such software. In your response cite the applicable accounting literature that you are relying upon.

Where you can find more Information - page 36
31. Please revise to note that the Public Reference Section has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549. Likewise, please delete the references to public reference rooms in the regional offices, since they are no longer operational.

Management`s Discussion and Analysis - page 37
32. Please consider relocating Management`s Discussion and Analysis to follow immediately upon the summary financial data on page 6, given your recent change in the focus of your business from wholesale to retail and the impact this will have upon your financial results going forward.
33. This section should present an analysis of the company`s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. Please expand your introductory disclosure to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. In addition, please quantify the percentage of your revenues generated by your wholesale and retail lines of business. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

Overview - page 37
34. Please explain the meaning of being at the "critical inflection point" in your business development.

Results of Operations -  page 38
35. We note that you have had significant decreases in product sales and services revenue during the first quarter of 2006. Please revise to discuss what the expectations are for the immediate future and how you will replace the loss of your primary customer. The fact that you have lost your primary customer should be highlighted throughout the filing.
36. Tell us and revise to disclose why your services sold had no direct incremental costs for the first quarter of 2006. Please tell us and disclose whether you have any existing customers.

Cost of Sales - page 38

Sales, General, and Administrative Costs - page 38
37. Please revise to provide more detail as to the reason for the 832% increased cost of sales, beyond the brief reference to the "sale of increased hardware," and for the significant decrease in gross profits. We note, further, that you do not appear to have included a comparison of gross profits for the year ended December 31, 2005 and the year ended December 31, 2004. Please revise to include complete disclosure regarding your financial condition and results of operations pursuant to Item 303(b)(1) of Regulation S-B.

Liquidity and Capital Resources - page 39
38. If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-B.
39. Please advise us why you feel you will have increased access to both private and public capital markets following registration of common shares pursuant to the instant registration statement. We note your statement on the bottom of page 40, to the effect that you have not entered into any discussion with any market maker concerning the participation of a market maker in the future trading market, if any, for your common stock.

Changes in Income Elements, page 39
40. We note that the majority of your income to date comes from wholesale opportunities. Please clarify whether this trend is expected to continue or whether you anticipate that your retail operations will represent the majority of your business in the future.

Financial Statements, page F-1
41. Please tell us how you determined that you are not a development stage enterprise. See paragraph 8 of SFAS 7 for reference.
Part II

Item 26. Recent Sales of Unregistered Securities
42. In each instance, please revise to identify the exemption you relied upon, and note the facts you relied upon in deeming the exemption from registration available. Refer to Item 701(d) of Regulation S-B.
43. Please revise to identify the person or class of person to whom the company issued shares from November 15, 2005 through March 15, 2006. Please refer to Item 701(b) of Regulation S-B.

Item 27-Exhibits

Exhibit 5.1-Opinion of Feldman Weinstein LLP
44. Please revise paragraph two to clarify whether in counsel`s opinion the shares being registered were legally issued. In addition, please delete the "when sold" reference as it appears that all the registered shares have already been issued.
45. Please file an executed copy of the legal opinion.

Item 28-Undertakings
46. Please update your undertakings to include the undertaking provided in Item 512(g)(2) of Regulation S-B.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact William Demarest, Accountant, at (202) 551-
3432
or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202)
551-
3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,


      Michael McTiernan
      Special Counsel



cc:	Jamie Bogart, Esq. (via facsimile)
	Feldman Weinstein LLP








Mr. James C. Ackerly
Splinternet Holdings, Inc.
June 22, 2006
Page 10